Exhibit 99.1

Intec Pharma to Participate at Upcoming June Conferences

JERUSALEM (May 31, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion PillTM platform technology, announces that the company will participate at the following two upcoming June conferences:

LD Micro Invitational

Date and Time:	Tuesday, June 6, 2017, 8:00 a.m. Pacific Time
Venue:	Luxe Sunset Boulevard Hotel, Los Angeles, CA
Format:	Company presentation
Presenter:	John Kozarich, Ph.D., Chairman of the Board

Jefferies 2017 Global Healthcare Conference

Date and Time:	Friday, June 9, 2017, 9:00 a.m. Eastern Time
Venue:	Grand Hyatt, New York, NY
Format:	Company presentation
Presenter:	Jeffrey Meckler, Vice Chairman

Dr. Kozarich’s and Mr. Meckler’s presentations will be webcast live and can be accessed on the Investor Relations section of the Company’s website at www.intecpharma.com where they will be archived for a period of time.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Contacts:

John Kozarich, Ph.D.

Chairman of the Board

Intec Pharma

john@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

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